UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

Class B Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

109199109**

(CUSIP Number)

Meirong Yang

Telephone: + 86 757 2991 7062

c/o Bright Scholar Education Holdings Limited

No.1, Country Garden Road

Beijiao Town, Shunde District

Foshan, Guangdong 528300

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 109199109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents one Class A Ordinary Share of the issuer. No CUSIP number has been assigned to Ordinary Shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS Meirong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Ms. Meirong Yang is a joint settlor and a member of the investment committee of Yeung Family Trust V, which is the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 86.6% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS Yeung Family Trust V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Yeung Family Trust V is the sole shareholder of Noble Pride Global Limited, and therefore has shared voting and dispositive power over the Issuer’s 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 86.6% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS Noble Pride Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Noble Pride Global Limited has shared voting and dispositive power over the Issuer’s 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are its wholly owned subsidiaries.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 86.6% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS Ultimate Wise Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,000,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,000,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Ultimate Wise Group Limited has shared voting and dispositive power over the Issuer’s 15,000,000 Class B Ordinary Shares directly held by it.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 86.6% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS Excellence Education Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excellence Education Investment Limited has shared voting and dispositive power over the Issuer’s 72,590,000 Class B Ordinary Shares directly held by it.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 86.6% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS TMF Trust (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

TMF Trust (HK) Limited acts as the trustee for Yeung Family Trust V, the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited. Both of Ultimate Wise Group Limited and Excellence Education Investment Limited are wholly owned subsidiaries of Noble Pride Global Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 86.6% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.00001 per share (the “Class B Ordinary Shares”) of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.

The Issuer’s American depositary shares (the “ADSs”), each representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “BEDU.” As used in this Schedule 13D, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B Ordinary Shares.

Item 2.	Identity and Background.

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1)

Ms. Meirong Yang, citizen of People’s Republic of China, with her business address at c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China;

2)

Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey, with its trustee’s business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong and principal business in investment holding;

3)

Noble Pride Global Limited (“Noble Pride”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal business in investment holding;

4)

Ultimate Wise Group Limited (“Ultimate Wise”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding;

5)

Excellence Education Investment Limited (“Excellence Education”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding; and

6)

TMF Trust (HK) Limited (“TMF Trust”), a company incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, and its principal business in trustee services.

Ms. Meirong Yang, Yeung Family Trust V, Noble Pride, Ultimate Wise, Excellence Education and TMF Trust are collectively referred to as “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A.

Ultimate Wise and Excellence Education are the record holders of the Ordinary Shares reported on this Schedule 13D. Noble Pride is the sole shareholder of each of Ultimate Wise and Excellence Education. Yeung Family Trust V is the sole shareholder of Noble Pride. TMF Trust acts as the trustee of Yeung Family Trust V. Ms. Meirong Yang is a joint settlor and a member of the investment committee of Yeung Family Trust V.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Certain of the Reporting Persons previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Amendment No.1 to Schedule 13G filed on August 24, 2018 and Schedule 13G filed on February 7, 2018.

Item 3.	Source and Amount of Funds or Other Considerations

On December 19, 2018, Ms. Meirong Yang, by way of gift, transferred 100 ordinary shares of par value US$0.0001 each in the capital stock of Excellence Education, which represents the entire issued share capital of Excellence Education, to Noble Pride, a company directly and wholly owned by Yeung Family Trust V.

On December 19, 2018, Ms. Huiyan Yang, by way of gift, transferred one ordinary share of par value US$1.00 each in the capital stock of Ultimate Wise, which represents its entire issued share capital stock, to Noble Pride, a company directly and wholly owned by Yeung Family Trust V.

Item 4.	Purpose of Transaction

Yeung Family Trust V was established for succession planning purposes. Ms. Meirong Yang and Ms. Huiyan Yang, a relative of hers, are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the Ordinary Shares beneficially owned by Yeung Family Trust V. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. In addition, according to an acting-in-concert agreement entered into in February 2017, Ms. Huiyan Yang agreed to consult and agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of the Issuer.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

(a)    See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof.

(b)    See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)    Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d)    No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated as of December 31, 2018.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 31, 2018

EXCELLENCE EDUCATION INVESTMENT LIMITED

By:	/s/ Meirong Yang
Name:	Meirong Yang
Title:	Director

ULTIMATE WISE GROUP LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

NOBLE PRIDE GLOBAL LIMITED

By:	/s/ Chi Fai Yeu
Name:	Chi Fai Yeu
Title:	Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited

YEUNG FAMILY TRUST V

By:	/s/ Kin Wai Choa, Shu Lan Lam
Name:	Kin Wai Choa, Shu Lan Lam
Title:	Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V

TMF TRUST (HK) LIMITED

By:	/s/ Kin Wai Choa, Shu Lan Lam
Name:	Kin Wai Choa, Shu Lan Lam
Title:	Authorized Signatories

MEIRONG YANG

By:	/s/ Meirong Yang

SCHEDULE A

Ultimate Wise Group Limited

Director	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairperson and director of Issuer, co-chairperson of Country Garden Holdings Company Limited	Hong Kong

Excellence Education Investment Limited

Director	Business Address	Present Principal Employment	Citizenship
Meirong Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC

Noble Pride Global Limited

Director	Business Address	Present Principal Employment	Citizenship
S.B. Vanwall Ltd.	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of Noble Pride Global Limited	British Virgin Islands

Yeung Family Trust V

Joint Settlor and Member of Investment Committee	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairperson and director of Issuer, co-chairperson of Country Garden Holdings Company Limited	Hong Kong

Meirong Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC

TMF Trust (HK) Limited

Directors	Business Address	Present Principal Employment	Citizenship
Kelly John Cox	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

Chu Wai Ha	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

Fung Po Chun Margaret	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong